SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

AMENDMENTS TO THE INDENTURES OF SENIOR SUBORDINATED NOTES GUARANTEED BY POLSKA TELEFONIA CYFROWA

Warsaw – April 15, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it had amended the Indentures for all of its outstanding Notes:

•

10 7/8 Notes due 2008

(Eur 151.6 million principal amount of Notes outstanding);

•

11 1/4 Notes due 2009

(Eur 268.2 million principal amount of Notes outstanding);

•

11 1/4 Notes due 2009

(USD 150.0 million principal amount of Notes outstanding).

The amendments, included in the First Supplemental Indenture were made in accordance with Section 9.01 of the Indenture, which provides that PTC (as the “Guarantor”), its subsidiaries (as “Issuers” or “Holdings”, as applicable) and the Trustee may amend the Indenture without the notice to, or the consent of, the Holders of the Notes to cure any ambiguity, omission, defect or inconsistency in the Indentures.

The Indenture has been amended by restating Clause (b) of Section 4.10 in its entirety as follows:

“ (b)

The Guarantor could not incur at least $1.00 of additional Debt pursuant to either clause (a) (i) or (ii) of Section 4.09.”

The amended clause sets forth the covenants that have to be met by the Guarantor (PTC) to allow distribution of Restricted Payments, as defined in the Indentures. The First Supplemental Indenture clarifies that permission to distribute Restricted Payments is conditional on satisfying either of the two ratios specified in Clause 4.09 of the Indentures:

i)

Debt  to Adjusted Cash Flow being less than 5.0 to 1.0

ii)

Consolidated Capital Ratio being less than 2.0 to 1.0.

According to Management calculations the Company met both the above requirements as at December 31, 2003, the date of its last published accounts.

For more information, please see the www.era.pl pages on the Internet.

###

For further information please contact:

Małgorzata Czaplicka

Investor relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

April 15, 2004